EXHIBIT 6

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 4/10/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/10/2026	Buy	28,268	6.32
4/8/2026	Buy	5,046	5.62
4/9/2026	Buy	39,496	5.66
4/10/2026	Buy	14,088	5.79